May 20, 2019

Thomas H. Adams
Chief Executive Officer
Trovagene, Inc.
11055 Flintkote Avenue
San Diego, CA 92121

       Re: Trovagene, Inc.
           Post-Effective Amendment No. 3 to Form S-1
           Filed May 17, 2019
           File No. 333-224808

Dear Mr. Adams:

       We have reviewed your post-effective amendment and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post -Effective Amendment No. 3 to Form S-1

General

1. Please revise to include a complete prospectus that includes all of the disclosure items required by Part I. Refer to Securities Act Rule 472(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas H. Adams
Trovagene, Inc.
May 20, 2019
Page 2

       You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                        Sincerely,
FirstName LastNameThomas H. Adams
                                                        Division of Corporation
Finance
Comapany NameTrovagene, Inc.
                                                        Office of Healthcare &
Insurance
May 20, 2019 Page 2
cc:       Jeffrey Fessler, Esq.
FirstName LastName